FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 31, 2011 regarding successor upon dissolution of T&D joint venture involving Hitachi, Fuji Electric and Meiden

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd. (Registrant)

Date October 31, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi to Be Successor Upon Dissolution of T&D Joint Venture

Involving Hitachi, Fuji Electric and Meiden

Tokyo, October 31, 2011 — As announced on September 29, 2011, Hitachi, Ltd. (“Hitachi”, NYSE:HIT / TSE:6501), Fuji Electric Co., Ltd. (“Fuji Electric”, TSE:6504) and Meidensha Corporation (“Meiden”, TSE:6508) reached a basic agreement concerning the dissolution of their joint venture in the power transmission and distribution (“T&D”) field. Under this agreement, Hitachi or its subsidiary would succeed part of the T&D business run by the joint venture company, Japan AE Power Systems Corporation (“AE Power”). Today, Hitachi decided that it would be the successor of the part of the T&D business.

I. Overview of the Succession Method

(1) Succession Method

Hitachi shall succeed part of the T&D business run by AE Power. With respect to the method of succession, taking into consideration the costs associated with succession and other factors, Hitachi decided to establish a wholly owned subsidiary (“Successor Preparatory Company”) as the succeeding vehicle. Hitachi will then acquire the subject subsidiary by way of absorption-type merger on April 1, 2012.

(2) Schedule

Establishment of the Successor Preparatory Company		December 2011

Shareholders’ meeting of the Successor Preparatory Company in order to approve the following matters		January 2012

1.	The corporate split from AE Power to the Successor Preparatory Company

2.	The absorption-type merger of the Successor Preparatory Company by Hitachi (Note)

Effective date of the aforementioned corporate split and absorption-type merger		April 1, 2012

Note: A simplified absorption-type merger method will be used by Hitachi to acquire the Successor Preparatory Company in accordance with Article 796, Paragraph 3 of the Companies Act of Japan. As a result, Hitachi will not hold a shareholders’ meeting to approve the merger agreement.

(3) Other

The Successor Preparatory Company does not plan to issue stock acquisition rights or bonds with stock acquisition rights.

II. The Subject Company

Overview of the Successor Preparatory Company (the company that will be absorbed in the absorption-type merger) (Planned)

(1)	Company Name	Hitachi T&D Succession Co., Ltd.

(2)	Headquarters	1-18-13 Sotokanda, Chiyoda-ku, Tokyo

(3)	Representative	Yasuhiro Yasaka, Director

(4)	Business Field	Preparation and other relevant activities relating to the acquisition of certain businesses from AE Power by Hitachi in accordance with the Basic Agreement

(5)	Capital	¥1 million

(6)	Established	December 2011

(7)	No. of Shares Issued	One share

(8)	Fiscal Year-end	March 31

(9)	Shareholder	Hitachi, Ltd. (Shareholding: 100%)

Notes:

1.	The Successor Preparatory Company will be established in the future. Accordingly, there are no financial position or business results for the immediately preceding fiscal year.
2.	For an overview of Hitachi, which will survive in the absorption-type merger, please refer to the press release “Hitachi, Fuji Electric and Meiden Reach Basic Agreement on Dissolving T&D Joint Venture (Progress Report)” dated September 29, 2011.

III. Status after the Succession

The corporate name, headquarters address, name and position of the representative, scope of business, capital and fiscal year-end of Hitachi will not change as a result of the abovementioned succession.

IV. Outlook

The impact on Hitachi’s consolidated business results as a result of the succession is yet to be determined. Hitachi will disclose the impact in a timely manner if recognizing that the succession significantly affects its consolidated business results.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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